Mail Stop 6010

								December 19, 2005


Steven S. Porter
Chief Executive Officer
Ceragenix Pharmaceuticals, Inc.
1444 Wazee Street, Suite 210
Denver, Colorado 80202

	Re:	Ceragenix Pharmaceuticals, Inc.
		Schedule 14C filed November 21, 2005
		Form 8-K/A filed July 11, 2005
		Form 10-QSB filed November 21, 2005
		File No. 0-50470

Dear Mr. Porter:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14C

General

1. We note the statements in your document that you incorporate by reference your Form 10-Q for the quarter ended September 30, 2005. It appears you are not S-3 eligible because you were late in filing your
Form 10-Q for the quarter ended March 31, 2005. Therefore, it appears you are not permitted to incorporate by reference your past filings.
Please include all required information directly in the Schedule
14C
rather than incorporating it by reference.

2. It does not appear that you meet the requirements of Item 14(e) of
Schedule 14A. As a result, please furnish all of the pro forma financial information related to your disposition of GAI required pursuant to Item 14(b)(10) and (11) of Schedule 14A, deferring to Item
310 of Regulation S-B as applicable.  See Note F to Schedule 14A.

3. Please provide the financial statements and other information about your company, as described in Item 14(c) of Schedule 14A, which refers to Part B of Form S-4. Also, since Global Alaska Industries appears to be a significant business, please provide GAI`s unaudited financial statements and pro forma information. See Section I.H, Question 6 of the July 2001 Supplement to the Manual of Publicly Available Telephone
Interpretations.

4. Item 3 of Schedule 14C refers to certain interests of persons in the transactions to be acted upon. You have not disclosed any such interests in the filing. Please provide this information to the extent it is applicable.

5. Item 14 of Schedule 14A sets forth numerous required disclosures that you must make to stockholders in connection with this type of transaction. As currently prepared, your disclosure does not properly address these items. You should present this disclosure in narrative form and provide significantly more detail for each item you have listed.

6. Furthermore, you need to provide more information relating to the transaction, including the background of the transaction, the reasons that the board believes that the transaction is in the best interests of the stockholders, and tax and accounting treatment for the transaction. You also need to disclose how the consideration amount was determined, why a fairness opinion was not obtained, and the basis for the company`s belief that the transaction is in the best interests of stockholders.

Summary Term Sheet of Agreement for Sale of Assets

7. Your Summary Term Sheet disclosure does not provide sufficient disclosure. Item 14 of Schedule 14A and Item 1001 of Regulation S-K require that you disclose the material terms of the proposed transaction and that you must provide security holders with sufficient information to understand the essential features and significance of the transaction. Item 1001 also requires that you cross-reference a more detailed discussion of the proposed transaction, which should be part of the disclosure you furnish to security holders. Your Summary
Term Sheet disclosure does not disclose the material terms of the proposed transaction. Moreover, you have not included a more detailed discussion of the proposed transaction. This more detailed discussion should include, but not be limited to, disclosure of all of the material terms of the transaction, covenants, representations, warranties, consideration, closing conditions, etc. It should also discuss the significance of the transaction to the registrant and security holders. For example, often in asset sales, there are working capital adjustment provisions, and other financial terms. We expect you to provide significantly more disclosure regarding the transaction in response to this comment.

8. Please identify your principal shareholder in the last bullet point and the names of the beneficial owners of the entity.

Reasons for the Sale of GAI

9. Please explain how the board came to the conclusion that "the pharmaceutical business represented a better opportunity than those of the gaming business." Discuss any analyses the board performed.

10. Discuss any negative factors the board considered in connection with the asset sale.

Effects of the Sale of GAI

11. We note ABSI has not made any contribution to the operating expenses of Ceragenix Pharmaceuticals, Inc. Please disclose whether it has made any contribution to the revenues. Disclose whether
ABSI
had any operations.

Contacts with Buyer

12. This discussion should be substantially expanded to describe all meetings and other contacts between the parties. For each meeting or contact, state the date, and identify the attendees/participants and the items discussed. See Item 14(b)(7) of Schedule 14A. If counsel or financial advisors were present, identify those parties.

13. Please include the stock purchase agreement as an attachment to your filing. See

Executive Offices

14. Please state Trans Alaska Holdings`s mailing address and telephone number. See Item 14(b)(2) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Managements

15. Based on footnote 9, it appears Ceragenix`s board of directors currently controls most of the shares held by Osmotics
Corporation.
Please identify the natural persons who have beneficial ownership of the other shares held by Osmotics Corporation.

FORM 8-K/A FILED JULY 11, 2005

Pro Forma Adjustments

16. We note your purchase price allocation and subsequent recognition of goodwill of $9.6 million in conjunction with the reverse acquisition of OnSource Corporation. Please provide us with additional information, as follows.

* Clarify your inclusion of the valuation of the debenture and placement warrants as purchase price, as it would appear that you should view and account for these transactions separately. Please provide us with additional information to clarify your accounting treatment, referencing the applicable authoritative accounting literature.

* You mention throughout the disclosures regarding the merger that OnSource issued warrants exercisable to purchase an aggregate of 1,079,472 of common stock at an exercise price of $2.18 per share. Please tell us how the issuance of these warrants was included in the purchase price.

* In your valuation of the warrants for determination of the purchase price, you state that you used the market price of OnSource common stock as of the date the merger became effective. It would appear that, consistent with paragraph 22 of SFAS No. 141, you should base the market price on a date that reflects a reasonable period of time before and after you agreed to and announced the terms of the acquisition; that is, April 8, 2005. Please specify the valuation date for the issuance of the 970,858 shares of OnSource common stock and revise your purchase price calculation to reflect the impact that the change in the common stock price will have on the determination of the fair value of the warrants.

* It would appear that you impaired a significant portion of the recognized goodwill soon after the merger. This raises concern as to whether you should have recognized the goodwill at the time of the merger. Please provide us with additional information regarding your recognition and immediate impairment of the goodwill related to the transaction. Please address paragraph 69 of Appendix B of SFAS No.
142.

FORM 10-QSB FILED NOVEMBER 21, 2005

Condensed Consolidated Statements of Cash Flows, page 5

17. Please explain to us why the borrowings from OnSource prior to the merger are included in the statement of cash flows. It would appear that you should have eliminated these borrowings during the merger of
OnSource and Ceragenix.

Notes to Condensed Consolidated Financial Statements

Note (1) Business and Overview, page 8

18. Please provide us with additional information to clarify the inclusion of the $925,000 "receivable from Ceragenix Corporation" as part of the purchase price allocation pursuant to the reverse merger with OnSource Corporation. It would appear that this amount would eliminate between the two entities.

Note (4) Licensed Technology Costs, page 11

19. We note that you recognize an asset for the filing, prosecution, perfection and maintenance of patent rights. We believe that you should expense these items as incurred pursuant to paragraph 10(i) of
SFAS No. 2.  Please revise your financial statements accordingly.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Clifford L. Neuman, Esq.
	1507 Pine Street
	Boulder, Colorado 80302
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Steven S. Porter
Ceragenix Pharmaceuticals, Inc.
December 19, 2005
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